

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 11, 2012

<u>Via E-Mail</u>
Mr. James F. McCabe, Jr.
Chief Financial Officer
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

> **Re:** **Steel Partners Holdings L.P.**
> **Registration Statement on Form 10**
> **Filed December 15, 2011**
> **File No. 0-54565**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that we have referred your filing to the Division of Investment Management for their consideration of certain matters relating to the Investment Company Act of 1940. We may have additional comments after completion of their review.

2. Please note that the registration statement becomes effective automatically 60 days after its initial filing. Steel Partners Holdings L.P. or SPH will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10. If SPH does not wish to become subject to these reporting requirements, SPH may wish to consider withdrawing the Form 10 before it becomes effective automatically.

3. We note that SPH completed an exchange transaction, effective as of July 15, 2009, in which SPH acquired the limited partnership interest of Steel Partners II, L.P. or SPII in exchange for SPH's common units which were distributed to former indirect investors in SPII. We also note that SPH's common units are quoted on over-the-counter market in the pink sheets. Please provide us with an analysis addressing the Section 5 implications relating to the distribution of the common units effectuated in connection with the exchange transaction.

4. Please disclose the specific factual basis for and the context of all SPH's beliefs, understandings, estimates, and opinions. To the extent that SPH relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, SPH must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Services, page 31

General

5. Please provide all the disclosures required by Guide 3 for WebBank for all required periods.

Provision for Loan Losses, page 43

6. We note your disclosure that indicates the decrease in impaired loans was the result of a sale of nonperforming loans at the end of 2010 to a subsidiary of SPH. Please explain to us and clarify in your filing, if or how this sale reduced impaired loans on a consolidated basis. Please identify the subsidiary where the impaired loans now reside and discuss how they are assessed for recoverability.

Quantitative and Qualitative Disclosure about Market Risk, page 64

Risks Relating to Foreign Exchange, page 66

7. Your disclosure states that you do not generally use derivative instruments to manage foreign currency risks. We note elsewhere in your document that you have substantial

amounts of foreign currency derivatives outstanding as of December 31 2010, including an amount of restricted cash associated with these derivatives. We also note that it appears you recognized a material loss related to derivatives during the period ended September 30, 2011. Please revise your market risk disclosures to more fully discuss your exposures to foreign exchange, discuss the business purpose for the large foreign exchange derivatives position reflected in your financial statements, and clarify their impact on your financial statements.

Properties, page 67

8. For leased properties, tell us what consideration SPH has given to filing the lease agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Financial Statements

Note 26 – Commitments and Contingencies, page F-83

9. We note the various contingency disclosures in your filing. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing any quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure purposes and (2) for each material matter, what specific factors are causing the inability to estimate a range of loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining what potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide disclosures on an aggregated basis.

Note 27 – Litigation and Regulatory Matters

BNS, page F-87

10. We note that a subsidiary of BNS is the defendant in numerous asbestos related claims. Please refer to the Interpretive Response to Question 3 of SAB Topic 5:Y, and expand your disclosure to provide the claims and settlement information contemplated in the SAB.

Rule 3-05 Financial Statements

SWH, Inc.

Independent Auditors Report

11. Please obtain and file an audit report that includes the city and state of the relevant office of Brady, Martz & Associates P.C.

Exhibits

12. Please file SPH's bylaws or instruments corresponding to bylaws as currently in effect and any amendments to them. See Item 601(b)(3)(ii) of Regulation S-K.

Exhibits 10.4, 10.5, and 10.8

13. We note that SPH did not file the attachments to the exhibits filed as exhibits 10.4, 10.5, and 10.8. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or Anne M McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        Jason S. Saltsberg, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP